Exhibit 99.53

GREENBROOK TMS ANNOUNCES PRICING OF OVERNIGHT MARKETED OFFERING OF COMMON SHARES

NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES

OR THROUGH U.S. NEWSWIRE SERVICES.

TORONTO, ON, May 6, 2020 – Greenbrook TMS Inc. (“Greenbrook” or the “Company”) (TSX: GTMS) announced today that it has priced its previously announced overnight marketed offering (the “Offering”) of common shares of the Company (the “Offered Shares”). The Company intends to issue a minimum of 8,484,849 Offered Shares and a maximum of 10,909,091 Offered Shares at a price of C$1.65 per Offered Share for gross proceeds of a minimum of approximately C$14,000,000 and a maximum of approximately C$18,000,000.

The Offering is being undertaken on a “best efforts” basis in each of the provinces of Canada (except Quebec) through a syndicate of agents co-led by Bloom Burton Securities Inc. and Clarus Securities Inc. (collectively, the “Co-Lead Agents”) and including Canaccord Genuity Corp., Desjardins Securities Inc. and Stifel GMP (together with the Co-Lead Agents, the “Agents”).

The Agents will be paid a cash commission equal to 6.5% of the aggregate gross proceeds of the Offering (the “Agents’ Fee”), other than the gross proceeds from sales of Offered Shares made to certain pre-identified purchasers, in which case the Agents’ Fee will be reduced to 1%. The Company will also grant to the Agents a 30-day over-allotment option to sell up to an additional 15% of the number of Offered Shares sold as part of the Offering.

The Company intends to use the net proceeds from the Offering to fund operating activities and for other working capital and general corporate purposes.

The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals.

In respect of the Offering, the Company will file a preliminary short form prospectus in each of the provinces of New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and an amended and restated preliminary short form prospectus in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (collectively, the “Amended and Restated Preliminary Prospectus”).

A copy of the Amended and Restated Preliminary Prospectus will be available under the Company’s profile at www.sedar.com or may be obtained from Bloom Burton Securities Inc at ecm@bloomburton.com. The Amended and Restated Preliminary Prospectus will be subject to completion and amendment. There will not be any sale or any acceptance of an offer to buy the Offered Shares until a receipt for the final short form prospectus relating to the Offering has been issued. This press release does not provide full disclosure of all material facts relating to the Offered Shares. Investors should read the Amended and Restated Preliminary Prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the Company and the Offered Shares, before making an investment decision.

The Offered Shares have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Offered Shares, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

About Greenbrook

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 420,000 TMS treatments to over 11,000 patients struggling with depression.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information, including with respect to the use of the net proceeds of the Offering. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867